

Mail Stop 3561

September 18, 2008

Via Facsimile (410) 730-0540 and U.S. Mail

Edward J. Weisberger
Chief Financial Officer
IGENE Biotechnology, Inc.
9110 Red Branch Road
Columbia, MD 21045

       Re: IGENE Biotechnology, Inc.
               Preliminary Schedule 14A
               Filed September 12, 2008
               File No. 000-15888

Dear Mr. Weisberger:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal No. 2: Amendment to Articles of Incorporation Increasing Authorized Shares of Common Stock

1. Please revise your filing to include the information as required by Item 12 of Schedule 14A of the Proxy Rules. Alternatively, please advise as to why Item 12 does not apply to your filing.

2. It appears that your filing constitutes a pre-commencement communication which requires the filing of a Schedule TO pursuant to Rule 13e-4(c) of the Exchange Act.

Alternatively, please advise as to why your filing is not a pre-commencement communication and the filing of a Schedule TO is not required.

3. Please disclose the number of authorized shares that will not be used to exchange your outstanding debt and if there are any current plans to issue these authorized shares. If you do not have any current plans to issue these additional authorized shares, please so state in your filing.

* * * * *

As appropriate, please amend your filing and response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director